

August 21, 2017

Peter Johnston
Chief Executive Officer
Tronox Limited
(ACN 153 348 111)
Lot 22 Mason Road
Kwinana Beach, WA, Australia 6167

     Re: Tronox Limited
              Preliminary Proxy on Schedule 14A
              Filed August 14, 2017
              File No. 001-35573

Dear Mr. Johnston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Background of the Transaction, page 35

1.   We have reviewed the disclosure in response to comment 4 of our letter dated July 27, 2017; however, you have not included any conclusions reached by the board regarding structure or a discussion of why the Board determined not to pursue the other companies referenced.

2.   As requested by comment 5 of our letter dated July 27, 2017, please disclose the terms of the initial negotiations with Cristal to explain how they evolved into the current terms.

Unaudited Pro Forma Condensed Combined Financial Information, page 74

3.   We note your response to our comment number 10 from our letter dated July 27, 2017. Given that the sale of the Alkali Business would meet the criteria to be presented as discontinued operations, please expand your disclosures to also present pro forma condensed combined statements of operations for December 31, 2015 and December 31,

2014 to reflect all fiscal years presented in your filing in accordance with Rule 11-02 of Regulation S-X.

Independent Auditor's Report, page F-2

4.   We note your response to our comment number 14 from our letter dated July 27, 2017. Please inquire of BDO and file a revised report that explicitly includes an expression of opinion on that reconciliation for 2015 in addition to the financial statements for 2016 as currently worded in the existing report.

Note 37 - Summary of differences between accounting principles generally accepted in the Kingdom Of Saudi Arabia and the United States of America, page F-45

5.   Please expand your disclosures in footnote (e) related to the differences in cash flow presentation between accounting principles accepted in Kingdom of Saudi Arabia and United States of America to highlight the nature of those non-cash items impacting property, plant and equipment, the factors that gave rise to such items and how those items are accounted for under both sets of accounting principles in order for an investor to more fully understand the adjustments being presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202)551-3464 or me at (202) 551- 3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction